SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                             Figgie International Inc.
                                 (Name of Issuer)


                  Class B Common Stock, par value $0.10 per share
                          (Title of Class of Securities)

                                     316828607
                                  (CUSIP Number)


                                  Daniel R. Tisch
                               Mentor Partners, L.P.
                                  499 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)


                                February 16, 1995
              (Date of event which requires filing of this statement)



             If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





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         CUSIP No. 316828607        13D             Page 2 of 10 Pages

          (1)  Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

                Mentor Partners, L.P.        06-126-0469

          (2)  Check the Appropriate Row if a Member of a Group
                                                               (a)
                                                               (b)  X

          (3)  SEC Use Only

          (4)  Sources of Funds
                 WC

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)


          (6)  Citizenship or Place of Organization
                 Delaware

                              (7)  Sole Voting Power
                                          258,400 shares

               Number of
               Shares
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting                  258,400 shares
               Person With

                             (10)  Shared Dispositive Power

         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                 258,400 shares

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares



         (13)  Percent of Class Represented by Amount in Row (11)
                 Approximately 5.2%

         (14)  Type of Reporting Person
                 PN




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         Item 1.  Security and Issuer.


                   This statement relates to the Class B Common Stock,

         par value $0.10 per share (the "Shares"), of Figgie Inter-

         national Inc., a Delaware corporation (the "Company").  The

         Company's principal executive offices are located at 4420

         Sherwin Road, Willoughby, Ohio  44094.


         Item 2. Identity and Background.


                   This statement is filed on behalf of Mentor Part-

         ners, L.P., a Delaware limited partnership (the "Partner-

         ship").  The general partner of the Partnership is WTG & Co.,

         L.P., a Delaware limited partnership (the "General Partner")

         and the general partner of the General Partner is D. Tisch &

         Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (col-

         lectively with D. Tisch & Co. and the General Partner, the

         "Control Persons").


                   The address of the principal offices and principal

         business of the Partnership and each of the Control Persons is 499 Park Avenue, New York, New York 10022.


                   The Partnership's principal business is investment

         in securities, primarily in connection with "merger" (or

         "risk") arbitrage and, to a lesser extent, classic arbitrage,

         including convertible securities arbitrage.  The principal businesses of the General Partner are acting as the



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         investment advisor with respect to certain managed accounts and serving as the general partner of the Partnership.  The sole business of D. Tisch & Co. is serving as the general

         partner of the General Partner, and other than such service,

         D. Tisch & Co. has no investment or operating history of any kind.  Daniel R. Tisch's principal occupation is that of

         President and sole Director of D. Tisch & Co., and he is a

         United States citizen.


                   Neither the Partnership nor, to its best knowledge,

         any of the Control Persons has during the last five years:

         (i) been convicted in a criminal proceeding (excluding traf-

         fic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


         Item 3.  Source and Amount of Funds or Other Consideration.


                   The $2,338,627.50 used by the Partnership to pur-

         chase the Shares came from the Partnership's working capital,

         which may at any given time include funds borrowed in the

         ordinary course of its business activities from margin ac-

         counts.  All of the Shares acquired by the Partnership were purchased in the ordinary course of the Partnership's busi-

         ness.

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         Item 4.  Purpose of Transaction.


                   The Partnership acquired the Shares for investment

         purposes, and only in the ordinary course of business.


                   In the ordinary course of business, the Partnership

         from time to time evaluates its holdings of securities, and based on such evaluation, the Partnership may determine to acquire or dispose of securities of specific issuers.


                   Except as described under Item 6 of this Schedule

         13D statement below, neither the Partnership nor, to its

         knowledge, any of the Control Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of

         Schedule 13D.


         Item 5.  Interest in Securities of the Issuer.


                   (a)  The Partnership beneficially owns an aggregate

         of 258,400 Shares (which is approximately 5.2% of the Shares outstanding on September 21, 1994, based on information

         contained in the Company's Definitive Proxy Statement dated

         September 22, 1994 which was filed with the Securities and

         Exchange Commission).


                   Except as set forth herein, neither the Partnership

         nor, to its best knowledge, any Control Person beneficially owns any Shares.



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                   (b)  The Partnership (through the Control Persons)

         has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership as set forth in Item

         5(a) above.


                   (c)  Except as set forth in Exhibit A, which is

         hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control

         Persons.


                   (d)  Neither the Partnership nor, to its best know-

         ledge, any of the Control Persons has or knows any other

         person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership.


                   (e)  Not applicable.



         Item 6. Contracts, Arrangements, Understandings or Rela-tionship with Respect to Securities of the Issuer.


                   On February 16, 1995, the Partnership completed a

         short sale, that is currently open, of 37,200 shares of the

         Class A Common Stock, par value $0.10 per share (the "Class A

         Shares"), of the Company.  The short sale was effected by a single transaction on The Nasdaq National Market and the

         counterparty to the transaction is unknown to the Partner-

         ship.



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                   Except as referred to or described above, there are

         no contracts, arrangements, understandings or relationships

         (legal or otherwise) among the persons named in Item 2 or

         between any of such persons and any other person with respect to any securities of the Company.



         Item 7.   Material to be Files as Exhibits.


              Exhibit A --   Acquisition of Shares by the Partnership
                             During the Past Sixty Days.






































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                                   SIGNATURE

                   After reasonable inquiry and to the best of my kno-

         wledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 27, 1995
                                                   (Date)

                                            /s/ Daniel R. Tisch
                                                 (Signature)

                                            Daniel R. Tisch
                                            General Partner
                                            MENTOR PARTNERS, L.P.
                                                (Name/Title)




































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                                 EXHIBIT INDEX



         Exhibit A -- Acquisition of Shares by the Partnership During
                      the Past Sixty Days.















































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